BRADLEY PHARMACEUTICALS, INC.
            CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (UNAUDITED)


NOTE A - Summary of Accounting Policies
         ------------------------------

     The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by generally accepted accounting principles of complete financial statements.

     In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position as of March 31, 2000 and the results of operations and cash flows for the three month periods ended March 31, 2000 and 1999.

     The accounting policies followed by the Company are set forth in Note A of the Company's financial statements as contained in the Form 10-KSB for the year ended December 31, 1999 filed with the Securities and Exchange Commission. The Form 10-KSB contains additional data and information with respect to long-term debt, intangible assets, stock agreements, stock option plans, reserved shares, chargebacks and rebates, related party transactions, income taxes, commitments, economic dependency and other items and is incorporated by reference.

     The results reported for the three month period ended March 31, 2000 are not necessarily indicative of the results of operations which may be expected for a full year.

NOTE B - Loss Due to Impairment of Asset
         -------------------------------

     The Company continually reevaluates whether events and circumstances have occurred that would require adjustments to the carrying values of its intangible assets or revisions of estimates of useful lives. To the extent such an event or circumstance has occurred, management will assess the recoverability of the related asset. This evaluation is based on the Company's projection of the undiscounted cash flows of the related intangible assets.

     To the extent such projections indicate that the undiscounted cash flows are not expected to be adequate to recover the carrying amounts of the related intangibles, such intangible assets are deemed impaired. An impairment loss is recognized through a charge to expense in amounts equal to the excess of the carrying amount of intangible assets over their respective fair values.

     During the First Quarter 2000, the Company recorded an impairment loss relating to the DECONAMINE(R) trademark. As a result of the Company's strategic review process of its product lines and related intangible assets, the Company determined that an event or circumstance occurred. The Company changed its future sales forecast for the product during the April 2000 after it became apparent that significant marketing attention during the Fourth Quarter 1999 had minimal impact on the product's sales. Consequently, the fair value of the DECONAMINE(R) trademark was calculated on the basis of discounted estimated future cash flows and resulted in a noncash charge of $3,897,000. This charge, which has been included in the accompanying 2000 consolidated statement of operations, has no impact on the Company's cash flow.

     Additionally during the First Quarter 2000, the Company revised its estimate of the useful life of DECONAMINE(R). The Company believes that a remaining useful life of 13 years is appropriate.

     The Company believes the remaining carrying amounts of its intangible assets at March 31, 2000 are recoverable.

NOTE C - Revolving Credit Facility
         -------------------------

     On May 15, 2000, LaSalle Business Credit, Inc. ("LaSalle") waived the existing defaults due to violations of certain covenants. In addition, LaSalle amended the Loan Agreement by eliminating any future funding through the use of the $2.5 million acquisition note, decreasing the revolving asset-based credit facility by $2 million, increasing the interest rate by 1% for the previous outstanding balance from the acquisition note, increasing the interest rate by 1% for the revolving asset-based credit facility, and reduced certain covenants to more favorable terms for future quarters.

     The amended Loan Agreement is now comprised of a $3 million revolving asset-based credit facility and a previously funded $1.1 million acquisition note. Advances under the revolving credit facility are calculated pursuant to a formula, which based on the Company's then eligible accounts receivable and inventory levels. This loan agreement has an initial term of three years, requires an annual fee, and is subject to an unused credit line percentage fee. Interest accrues on amounts outstanding under this Loan Agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 2% for the revolving credit facility and plus 3% for the amount outstanding for the acquisition note. The Company's obligations under this loan have been collateralized by granting to LaSalle a lien on substantially all the assets of the Company.



NOTE D - Net Income (Loss) Per Common Share
         ----------------------------------

     The Company computes income per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings per Share (SFAS 128) which specifies the compilation, presentation and disclosure requirements for income per share for entities with publicly held common stock or instruments which are potentially common stock.

     Basic net income per common share is determined by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding follows:


                                   Three Months Ended     Three Months Ended
                                     March 31, 2000         March 31, 1999

Basic Shares                            7,890,000              8,120,000

Dilution: Stock Options and
     Warrants                              -0-                    72,000
                                        ---------              ---------
Diluted Shares                          7,890,000              8,192,000
                                        =========              =========



Income (loss) available to
     Common shareholders              $(4,679,889)              $556,325



Basic earnings (loss) per share            $(0.59)                 $0.07
Diluted earnings (loss) per share          $(0.59)                 $0.07


     For the First Quarter 2000, stock options and warrants were not considered as they would be antidilutive.


Note E - Business Segment Information
         ----------------------------


     The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

     The accounting policies used to develop segment information correspond to those described in the 1999 10-KSB's summary of significant accounting policies. The reportable segments are distinct business units operating in different industries with no intercompany sales. The following information about the two segments are for the three months ended March 31, 2000 and 1999.


                                              2000              1999
                                              ----              ----
Net sales:
     Kenwood Therapeutics                  $1,408,000        $3,281,000
     Doak Dermatologics, Inc.               1,389,000         1,847,000
                                           ----------        ----------
                                           $2,797,000        $5,128,000
                                           ==========        ==========
Depreciation and
amortization:
     Kenwood Therapeutics                    $183,000          $252,000
     Doak Dermatologics, Inc.                  62,000            71,000
                                           ----------        ----------
                                             $245,000          $323,000
                                           ==========        ==========

Net income (loss):
     Kenwood Therapeutics                 ($4,491,000)         $286,000
     Doak Dermatologics, Inc.                (189,000)          270,000
                                           ----------        ----------
                                          ($4,680,000)         $556,000
                                           ==========        ==========


Segment assets:
     Kenwood Therapeutics                 $12,791,000       $18,062,000
     Doak Dermatologics, Inc.               2,547,000         3,902,000
                                           ----------        ----------
                                          $15,338,000       $21,964,000
                                           ==========        ==========

Geographic information
(revenues):
     Kenwood Therapeutics
          United States                    $1,279,000        $3,159,000
          Other countries                     129,000           122,000
                                           ----------        ----------
                                           $1,408,000        $3,281,000
                                           ==========        ==========

     Doak Dermatologics, Inc.
          United States                    $1,064,000        $1,706,000
          Other countries                     325,000           141,000
                                           ----------        ----------
                                           $1,389,000        $1,847,000
                                           ==========        ==========

     The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments proportionate net sales over total net sales.





                        BRADLEY PHARMACEUTICALS, INC.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                    ------------------------------------

     This document may contain forward-looking statements, which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.

RESULTS OF OPERATIONS
---------------------

     Net Sales (net of all adjustments to sales) for the three months ended March 31, 2000 and 1999 were $2,797,000 and $5,128,000, respectively, representing a decrease of $2,331,000 or approximately 45.5%. This decrease primarily reflects declines resulting from Kenwood Therapeutics' respiratory products, mostly DECONAMINE(R) and BRONTEX(R). The decrease in product sales was primarily due to the reduction of wholesaler stocking programs as well as continued pressures from generic competitors, formulary restrictions, and the launch of new competitive products. The above decrease in net sales was partially offset by sales increases for PAMINE(R), GLUTOFAC(R), and TRANS-VER-SAL(R).

     Chargebacks and rebates are the difference between prices at which the Company sells its products (principally DECONAMINE(R) SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged-back to the Company or rebated to the end-user at the time of sale to the wholesaler.

     The Company increased in the percentage used to adjust gross sales to net sales for the First Quarter 2000, resulting in decreased net sales and profits of $390,000. The increase reflects a higher proportion of charges against gross sales because of lower gross sales; however, the trend for actual chargebacks did not increase. Any future changes of this percentage will reflect continuing and future analysis of this trend. There is no assurance that this trend will continue.

     Cost of Sales for three months ended March 31, 2000 and 1999 were $878,000 and $1,309,000, respectively, representing a decrease of $431,000. The gross profit margin for the three months ended March 31, 2000 and 1999 were 69% and 75%, respectively. The decline in the gross profit margin is primarily due to lower gross sales of respiratory products, and a higher percentage of chargebacks and rebates charged against such sales during the three months ended March 31, 2000 in comparison to the same period the prior year. The decline in the gross profit margin was partially offset by an improvement in the change in the Company's sales mix with greater sales of prescription products that historically carry a higher gross profit percentage. The change in the sales mix represented an increase in prescription products of PAMINE(R) and GLUTOFAC(R)-ZX.

     Selling, General and Administrative Expenses for the three months ended March 31, 2000 and 1999 were $2,900,000 and $2,538,000, respectively, representing an increase of $362,000. The increases in selling, general and administrative expenses continue to reflect increased investment in the Company's sales and marketing areas, with resulting increases in salaries, employee benefits, payroll taxes, promotional and advertising expenses. The Company, however, is taking steps designed to reduce expenses and maintain cost controls, where applicable.

     Depreciation and Amortization Expenses for the three months ended March 31, 2000 was $245,000, representing a decrease of $78,000 as compared to the three months ended March 31, 1999. The decrease was principally due to the reduction in amortization of the intangible asset DECONAMINE(R).

     Interest Expense, Net for the three months ended March 31, 2000 was $57,000, or a decrease of $17,000 from the three months ended March 31, 1999. This decrease was principally due to a reduction of borrowings from the revolving asset-based credit facility from the First Quarter 2000 versus the same period the prior year.

     Income Tax Benefit for the three months ended March 31, 2000 was $500,000, as compared to, income tax expense of $327,000 for the same period the prior year. The existence of the income tax benefit for the three months ended March 31, 2000 versus an income tax expense for the prior year was due to the loss before income taxes for the three months ended March 31, 2000, in comparison to, income before income taxes for the same period the prior year. The effective tax rate used to calculate the income tax benefit approximates the federal and state statutory rates, excluding any future utilization of deferred tax benefit (which include the impairment charge), which have been fully reserved.

     Net Loss for the three months ended March 31, 2000 was $4,680,000, as compared to net income of $556,000 for same period the prior year, or a decrease of $5,236,000. The decrease was principally due to a decrease in gross profit, an increase in the selling, general and administrative expense, and the loss due to the impairment of the intangible DECONAMINE(R), which was partially offset by a decrease in depreciation and amortization and the recording of an income tax benefit.

     Net Loss for Kenwood Therapeutics for three months ending March 31, 2000 was $4,491,000, representing a decrease of $4,777,000 from the same period the prior year. The decrease was principally due to a decrease in net sales, an increase in promotional and advertising activities and the loss due to the impairment of the DECONAMINE(R) trademark. The products DECONAMINE(R) and BRONTEX(R) primarily contributed to the decrease in net sales, which was partially offset by increases in PAMINE(R) and GLUTOFAC(R).

     Net Loss for Doak Dermatologics for the three months ended March 31, 2000 was $189,000, representing a decrease of $459,000 from the same period the prior year. The decrease was principally due to a decrease in net sales as a result of reduced wholesaler stocking programs during the First Quarter 2000 versus the same period the prior year. The products CARMOL(R) and ACIDMANTLE(R) primarily contributed to the decrease in net sales, which was partially offset by increases in Trans-Ver-Sal(R).


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     On March 31, 2000, the Company had working capital of $1,052,000, an increase of $315,000 over the December 31, 1999 working capital of $737,000. The increase in the Company's working capital position at March 31, 2000 was primarily due to the reduction in the current maturities of long-term debt and the recording of a refundable income tax resulting from the loss in the current period which would be available to carry back against taxes paid in prior periods.

     Working capital as of March 31, 2000 included (i) a decrease of $271,000 in cash and cash equivalents principally due to net repayments of the revolving credit line and a net loss, partially offset by a noncash charge for a loss due to impairment of the trademark DECONAMINE(R); (ii) a decrease in accounts receivable of $2,969,000, primarily due to a reduction in quarter end wholesaler stocking programs, which is prompted by offering discounts, and an increase in cash collections. The Company did offer discounts to fewer wholesalers during the First Quarter 2000 in comparison to same period the prior year and expects to reduce its reliance of such wholesaler stocking programs in the future. Wholesaler stocking, which occurred to a greater extent during March 1999 versus March 2000, may have the effect of reducing revenue in the Second Quarter 2000 and may have reduced revenue in the Second Quarter 1999; (iii) a decrease in inventory and prepaid samples and materials of $194,000, primarily due to usage of the Company's inventory stocking for Year 2000; (iv) an increase in prepaid expenses and other of $20,000; (v) a decrease in accounts payable of $57,000 primarily due to a reduction in purchases of finished goods inventory in the First Quarter 2000; (vi) a decrease in accrued expenses of $832,000 due to a decrease in the chargeback and rebate accruals, which was prompted by higher proportionate sales for products that historically have lower charges against sales and an accrual reduction necessitated by a reduction of gross sales during the First Quarter 2000; and (vii) an increase in refundable income tax of $602,000 principally due to the net loss during the quarter.

     On February 7, 2000, the Company borrowed $1,161,000 from the available acquisition note from LaSalle Business Credit, Inc. in order to satisfy the current note payable that was in connection with the acquisition of BRONTEX(R).

     The facility with LaSalle includes various restrictive covenants prohibiting the Company with certain limited exceptions, from, among other things, incurring additional indebtedness and paying dividends, substantial asset sales and certain other payments. The facility also contains financial covenants including net worth, interest coverage ratio, debt service ratio, and earnings before interest, taxes, depreciation, and amortization ("EBITDA").
As of March 31, 2000, the Company was in violation of the net worth, interest coverage ratio, debt service ratio, and EBITDA covenants, which all have been waived by LaSalle.

     On May 15, 2000, LaSalle waived the existing violations of certain covenants. In addition, LaSalle amended the Loan Agreement by eliminating any future funding through the use of the $2.5 million acquisition note, decreasing the revolving asset-based credit facility by $2 million, increasing the interest rate by 1% for the previous outstanding balance from the acquisition note, increasing the interest rate by 1% for the revolving asset-based credit facility, and reduced certain covenants to more favorable terms for future quarters. Currently, the Company'sborrowing capacity from LaSalle is $3,000,000 for the asset-based revolving credit and $1,137,000 for the acquisition note. The Company had $770,000 in borrowings issued under the revolving asset-based line of credit at March 31, 2000, with a remaining availability pursuant to a borrowing base of $1,294,000.

     In January 1999, the Company completed the repurchase program of 400,000 of its outstanding shares and also initiated the repurchasing of an additional 600,000 shares in open market transactions resulting in a cumulative repurchase of 12% of its outstanding common stock over the next 36 months. These shares will be held in the Company's Treasury and be used for purposes deemed necessary by the Board of Directors, including funding the 401(k) Plan matching contribution. Through May 1, 2000, the Company repurchased 849,000 shares of common stock at a total cost of $1,068,000.

     The Company believes that cash flow from operations and funds available from the revolving credit facility will be sufficient to satisfy the working capital requirements for at least the next 12 months.

Item 1. Legal Proceedings
-------------------------

     The Company is involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which the Company is a party contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's consolidated financial position or results from operations.

Item 5. Other Information
-------------------------

     None

Item 6. Exhibits and Reports on Form 8-K
----------------------------------------

     (a) Exhibits
         27. Financial Data Schedule

     (b) Reports on Form 8-K

   	     None






                               SIGNATURES
                               ----------


In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                      BRADLEY PHARMACEUTICALS, INC.
                      -----------------------------
                               (REGISTRANT)



Date: May 15, 2000                      /s/ Daniel Glassman
                                        ------------------------------
                                        Daniel Glassman
                                        Chairman of The Board, President and
                                        Chief Executive Officer
                                        (Principal Executive Officer)

Date: May 15, 2000                      /s/ R. Brent Lenczycki, CPA
                                        ------------------------------
                                        R. Brent Lenczycki, CPA
                                        Vice President of Finance
                                        (Principal Financial and
                                        Accounting Representative)